DDi CAPITAL AND DDi                                                 EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                                      UNAUDITED PRO FORMA
                                                                                                           YEAR ENDED
                                               YEAR ENDED DECEMBER 31,                         ----------------------------------
                        --------------------------------------------------------------------     DECEMBER 31,       DECEMBER 31,
                          1994     1995     1996           1997                  1998              1997 (2)           1998 (3)
                        -------  -------  -------  -------------------   -------------------   ----------------  -----------------
                          PRE-RECAPITALIZATION                   DDi                  DDi                 DDi                DDi
                                COMPANY              DDi       CAPITAL     DDi      CAPITAL      DDi    CAPITAL    DDi     CAPITAL
Income (loss) before
 income taxes           $18,164  $26,385  $18,621  $(20,526)  $(27,870)  $(43,060)  $(50,918)  $32,138  $31,640  $(7,253)  $(15,108)
                        -------  -------  -------  --------   --------   --------   --------   -------  -------  -------   --------
Fixed charges:
  Interest expense          181      371    9,518    17,852     25,196     27,483     35,320    14,377   22,219   30,967     38,801
  Rentals                   179      207       --        --         --        495        495        --       --    1,122      1,122
                        -------  -------  -------  --------   --------   --------   --------   -------  -------  -------   --------
    Total fixed
     charges                360      578    9,518    17,852     25,196     27,978     35,815    14,377   22,219   32,089     39,923
                        -------  -------  -------  --------   --------   --------   --------   -------  -------  -------   --------
Earnings before
 income taxes and
 fixed charges           18,524   26,963   28,139    (2,674)    (2,674)   (15,082)   (15,103)   46,515   53,859   24,836     24,815
                        -------  -------  -------  --------   --------   --------   --------   -------  -------  -------   --------
Ratio of earnings
 to fixed charges          51.5x    46.6x     3.0x       (1)        (1)        (1)        (1)      3.2x     2.4x     0.8x       0.6x

(1) Earnings were not sufficient to cover fixed charges in 1997 and 1998 by $20.5 million and $43.1 million, respectively, for DDi and by $27.9 million and $50.9 million, respectively, for DDi Capital.

(2) Assumes Senior Subordinated Notes and Discount Notes were outstanding at the beginning of year. Loss before income taxes excludes $31.2 of non-recurring stock compensation and related bonuses incurred in connection with the Recapitalization and approximately $52,000 in stock compensation in connection with the NTI acquisition.

(3) Assumes the acquisition of DCI was consummated at the beginning of 1998 and after eliminating the non-recurring $39 million write off of acquired in-process research and development related to the acquisition of DCI.